Neovasc Reducer™ Featured In FOCUS Magazine

VANCOUVER, CA, and BERLIN, DE, via NEWMEDIAWIRE -- Neovasc, Inc. ("Neovasc" or the "Company") (NASDAQ, TSX: NVCN), a leader in the development of minimally invasive transcatheter mitral valve replacement technologies and in the development of minimally invasive devices for the treatment of refractory angina, announced today that the Neovasc Reducer™ (the "Reducer") was featured in a supplement in the FOCUS Magazine, one of the three most widely circulated weekly news magazines in Germany. Professor Tommaso Gori, who leads the cardiac catheterization lab at the prestigious University Hospital Mainz, explained to FOCUS readers in the supplement called "Medizinischer Fortschritt" how Reducer therapy helps patients with Chronic Angina Pectoris. Professor Gori commented on the available robust clinical evidence on the safety and efficacy of the Reducer therapy and highlighted that 75% of patients treated with Reducer feel better and experience less chest pain.

Fred Colen, President and Chief Executive Officer of Neovasc, stated, "The entire team at Neovasc is extremely proud to have Professor Gori present the Reducer therapy in such a well known and highly informative magazine. With the Reducer added to the European Society of Cardiology Practice Guidelines at the highest recommendation class for therapies addressing refractory angina, we thank Professor Gori for educating a very broad audience on the benefits of the Reducer and its ability to provide a treatment option for patients with an unmet medical need in Germany."

About Neovasc Inc.

Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace. Its products include the Reducer™, for the treatment of refractory angina, which is not currently commercially available in the United States (2 US patients have been treated under Compassionate Use) and has been commercially available in Europe since 2015, and Tiara™, for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in the United States, Canada, Israel and Europe. For more information, visit: www.neovasc.com.

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws that may not be based on historical fact. When used herein, the words "plans", "expect", "anticipate", "estimate", "may", "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements may involve, but are not limited to, statements regarding that the safety and efficacy of the Reducer, the growing incidence of refractory angina and the growing cardiovascular marketplace. Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. Many factors could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of the Company's Annual Report on Form 20-F and in the Management's Discussion and Analysis for the three and nine months ended September 30, 2019 (copies of which may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on the Company's forward-looking statements. The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Media

Sean Leous

Westwicke/ICR

Phone: +1.646.677.1839

Sean.Leous@icrinc.com